

Mail Stop 3720

December 26, 2007

Charles W. Ergen
Chairman and Chief Executive Officer
EchoStar Holding Corporation
90 Inverness Circle E.
Englewood, Colorado 80112

      Re: EchoStar Holding Corporation
            Form 10-12B/A
            Filed December 12, 2007
            File No. 001-33807

Dear Mr. Ergen:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 99.1 Information Statement

Adjustments to Pro Forma Combined Statements of Operations, page 51

1.   We note your response to our prior comment 4. Please disclose that you do not "currently expect that the $1 billion cash contributed by ECC in connection with the spin-off will be required to fund future working capital requirements. The Company expects that the following the spin-off, working capital requirements will be funded primarily by cash flow generated from operations."

2.   We note your response to prior comment 5. Please revise to incorporate your
        response.

Management' Discussion and Analysis of Financial Condition and Results of Operations,
page 54

Executive Overview, page 54

3.   Based on the Unaudited Pro Forma Combined and Adjusted Statements of
        Operations for the nine months ended September 30, 2007 on page 48, it appears
        from the "Pro Forma Spin Adjustment" column to the line item "Equipment and
        other sales – ECC" and the accompanying footnote (a) that the agreed upon
        margin is approximately 13%. Explain why, given this disclosure, you believe
        additional competitive harm would result from additional disclosure about the
        agreed upon margin in your MD&A. Also explain why you believe all material
        information about the margin has been disclosed, that further disclosure in your
        MD&A is not necessary to clarify your pro forma financial information and that
        quantified disclosure is not required pursuant to Item 404(a) of Regulation S-K.

4.   Please expand your overview to clarify how the margin for purchases of set-top
        boxes will be determined. We note that Section 4.1 of the Form of Receiver
        Agreement filed as Exhibit 10.26 does not reflect pricing at a fixed percentage of
        cost. Rather, the Receiver Agreement states that the parties shall mutually agree
        upon fair market value pricing and provides for a dispute resolution mechanism.
        If the parties have already agreed upon pricing representing a fixed percentage of
        cost, explain to us where that agreement is reflected. If it is not filed as an
        exhibit, explain to us why not.

Liquidity and Capital Resources, page 65

5.   We note your revisions in response to comment eight of our letter dated
        December 21, 2007. Please further revise to distinguish between your short term
        and long term cash requirements (including quantified disclosure to the extent
        practicable).

Compensation Discussion and Analysis, page 92

Weighting and Selection of Elements of Compensation, page 94
Incentive Compensation, page 95

6.   We note your response to the additional CD&A comments. Since you have
        provided information regarding ECC's compensation policies and compensation
        to your named executive officers to provide insight into your expected policies
        and compensation following the spin-off, we believe that your disclosure of ECC

policies and ECC compensation to your named executive officers should comply with Regulation S-K Item 402. Therefore, provide enhanced disclosure regarding how ECC determines its particular levels and forms of compensation. Additionally, provide enhanced disclosure about performance targets related to ECC's incentive compensation.

Certain Intercompany Agreements, page 109

7.   In response to our prior comment 15, we note you have removed the references to fair market value pricing and replaced those references with disclosure referring to fees based on a fixed percentage of cost in several cases. However, at least with respect to the forms of Broadcast Agreement and Receiver Agreement filed as Exhibits 10.26 and 10.27 to your Form 10, respectively, pricing does appear to be based on mutually agreed upon fair value. Refer to Section 9 of the Broadcast Agreement and Section 4.1 of the Receiver Agreement, for example. Please advise. Further revise to clarify how the parties will determine the fees payable.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576 or me at (202) 551-3833 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Legal Branch Chief

cc: via facsimile (650) 461-5700
        Scott D. Miller, Esq.
        Sullivan & Cromwell LLP